MORGAN LEWIS

LEON E. SALKIN
Associate
+ 1.215.963.5620
leon.salkin@morganlewis.com

August 29, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
     ---------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on August 16, 2016, regarding the Trust's post-effective amendment no. 209, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 211, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Champlain Small Company Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

2. COMMENT. In the "Principal Investment Strategies" section, please provide a plain english explanation of the phrase "bottom-up investment process."

     RESPONSE. The requested change has been made.

3. COMMENT. In the "Principal Investment Strategies" section, please describe the Adviser's sector weight rules.

     RESPONSE. The requested change has been made.

4. COMMENT. Please add "Active Management Risk" to the "Principal Risks" section.

     RESPONSE. The requested change has been made.

5. COMMENT. Please consider limiting the disclosure regarding the Fund's portfolio managers to the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio.

     RESPONSE. The Adviser will consider making the requested change in a future filing.

6. COMMENT. Please include a discussion of each of the "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, while information relating to each of the principal risks has been included in response to
     Item 4, disclosure regarding a principal risk has not been included in response to Item 9 where such disclosure would be substantially similar to the Item 4 disclosure regarding the risk.

7. COMMENT. In the "Portfolio Managers" section, please specify the years in which Mr. Farley was employed by Kelvingrove Partners, LLC.

     RESPONSE. The requested change has been made.



                            * * * * * * * * * * * *


I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin